SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. )


                         Potlatch Corporation
                           (Name of Issuer)

                      Common Stock, par value $1
                    (Title of Class of Securities)


                              737628107
                           (CUSIP Number)


                            David Winters
                    Franklin Mutual Advisers, LLC
                     51 John F. Kennedy Parkway
                    Short Hills, New Jersey 07078
                           973.912.2177

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           September 23, 2004
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, LLC


2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    See Item 3

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    2,034,600 (See Item 5)

8. SHARED VOTING POWER

        NA

9. SOLE DISPOSITIVE POWER

    2,034,600 (See Item 5)

10. SHARED DISPOSITIVE POWER

        NA

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,034,600 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    6.89% (See Item 5)


14. TYPE OF REPORTING PERSON IA



Item 1.  Security and Issuer

This statement relates to the Common Stock (the "Common Stock ") of Potlatch Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 601 West Riverside Avenue, Suite 1100, Spokane, Washington 99201

Item 2. Identity and Background

        (a) Name:

            Franklin Mutual Advisers, LLC ("FMA")

        (b) State of Organization:

            Delaware

        (c) Principal Business:

An investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to the Franklin Mutual Series Fund Inc.

            Address of Principal Business/Principal Office:

            51 John F. Kennedy Parkway
            Short Hills, NJ 07078

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

(a) The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the reporting persons named above is set forth in Exhibit A hereto. To the best knowledge of the persons listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen and, during the last five years, no person listed in Exhibit A attached (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.





Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $74.6 million (including brokerage commissions). All such funds were provided from investment capital of FMA's respective advisory clients.

Item 4.  Purpose of Transaction

The securities covered by this Statement were acquired by FMA's advisory clients for the purpose of investment.

On behalf of its client funds who have been investors in the Issuer since 2001, FMA is pleased to see that management and the Board of Directors has finally taken actions that create value for shareholders through the sale of the Issuer's oriented strand board ("OSB") assets. FMA believes that the divestiture represents the first of several steps necessary to realize the full value of the Issuer for all of its shareholders. As recommended in FMA's letter to management in April 2003, FMA believes that management should, among other things, continue selling non-core assets, such as the paperboard assets. Furthermore, FMA believes a significant portion of the asset sale proceeds should be returned to shareholders through a Dutch tender for the issuer's common stock.

FMA also believes that the Issuer's management should maximize the value of the Issuer's timber/land holdings for shareholders by placing these assets in a tax-efficient structure, such as a REIT.

Finally, FMA intends to continue its efforts to vigorously pursue the elimination of the inequitable and outdated time-phased voting structure that FMA believes serves only to entrench management and the Board and disenfranchises the great majority of the Issuer's shareholders.

Other than as described above, FMA does not have any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to
Schedule 13D. FMA, on behalf of its advisory clients, may in the future acquire additional shares of Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by it in one or more transactions. Additionally, FMA reserves the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to
Schedule 13D, to the extent deemed advisable by FMA.


Item 5.  Interest in Securities of the Issuer

(a-b) One or more of FMA's advisory clients is the owner of 2,034,600 shares of the Common Stock. Investment advisory contracts with FMA's advisory clients grant to FMA sole voting and investment discretion over the securities owned by its advisory clients. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the "1934 Act"), the beneficial owner of 2,034,600 shares of Common Stock.

FMA is an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI, and from all other investment advisor subsidiaries of FRI (FRI, its affiliates and investment advisor subsidiaries other than FMA are collectively referred to herein as "FRI affiliates"). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates are each reporting the securities over which they hold investment and voting power separately from each other.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. However, FMA exercises voting and investment powers on behalf of its advisory clients independently of FRI, the Principal Shareholders, and their respective affiliates. Consequently, beneficial ownership of the securities being reported by FMA is not attributed to FRI, the Principal Shareholders, and their respective affiliates other than FMA. FMA disclaims any economic interest or beneficial ownership in any of the securities covered by this statement.

Furthermore, FRI, the Principal Shareholders, and their respective affiliates including FMA, are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) Exhibit B sets forth all transactions in the shares of the Common Stock within the past sixty days.

(d) No person other than respective advisory clients of FMA have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein. Mutual Shares Fund, a series of Franklin Mutual Series Fund Inc., an investment company registered under the Investment Company Act of 1940, has an interest in more than five percent of the class of securities being reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, no persons named in Item 2 herein, nor to the best of such person's knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7. Materials to be Filed as Exhibits

Exhibit A Executive Officers and Directors of Reporting Persons

Exhibit B       Summary of Transactions Within the Last Sixty Days



After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


October 4, 2004


Franklin Mutual Advisers, LLC





/s/ David J. Winters
DAVID J. WINTERS
President, Chief Executive Officer and Chief Investment Officer


Exhibit A

EXECUTIVE OFFICERS AND DIRECTORS
Name
Present Principal Occupation/Employment
Residence or Business Address

Michael Embler
Senior Vice President - FMA
FMA

Martin L. Flanagan
Senior Vice President/Chief Financial Officer  FMA
FRI

Barbara J. Green
Secretary - FMA
FRI

Matthew T. Haynes
Vice President - FMA
FMA

Ephraim Karpel
Vice President - Trading
FMA

Charles R. Sims
Treasurer - FMA
FMA

Timothy Stearns
Chief Compliance Officer  FMA
FRI

Bradley D. Takahashi
Vice President - FMA
FMA

David J. Winters
President, Chief Executive Officer
and Chief Investment Officer   FMA
FMA

FRI    Franklin Resources, Inc.
         One Franklin Parkway
         San Mateo, CA 94403-1906

Parent Company of Franklin/Templeton Distributors, Inc., (the Parent Company of Franklin Mutual Advisers, LLC) and a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, Franklin Mutual Series Fund Inc., managed accounts and other investment products.



FMA   Franklin Mutual Advisers, LLC
      51 John F. Kennedy Parkway
      Short Hills, NJ 07078

An investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to Franklin Mutual Series Fund Inc.




Exhibit B

Summary of Transactions Within the Last Sixty Days

Date      Buy/Sell      No. of Shares  Price

09/23/04  buy                   101,200        $44.2852
09/23/04  buy                    37,800        $44.1389
09/23/04  buy                    50,000        $44.3047
09/24/04  buy                    57,200        $45.3000
09/24/04  buy                    98,100        $45.3923
09/27/04  buy                    66,400        $45.1769
09/27/04  buy                   105,300        $45.1580
09/28/04  buy                   111,700        $45.4146